UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934



                               InfoNow Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    456664309
                                 (CUSIP Number)


                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |X|      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages


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CUSIP No.       456664309              Page      2     of         5    Pages
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                                  SCHEDULE 13G

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Harry R. Herbst

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) |_|
                                                                       (b) |_|

--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
---------------------------- ------ --------------------------------------------
                             5      SOLE VOTING POWER

         NUMBER OF                  560,968 shares(1)
                             ------ --------------------------------------------
          SHARES             6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                   0 shares
                             ------ --------------------------------------------
           EACH              7      SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                    560,968 shares(1)
                             ------ --------------------------------------------
           WITH              8      SHARED DISPOSITIVE POWER

                                    0 shares
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          560,968 shares(1)
--------- ----------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             |_|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.3%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)
          IN
--------- ----------------------------------------------------------------------

(1) Of the Common Stock beneficially owned by Mr. Herbst, 16,072 shares represent the number of shares that Mr. Herbst currently holds and 544,896 shares represent shares of Common Stock that Mr. Herbst has the right to acquire by the exercise of outstanding stock options. See Item 4 of this
     Schedule 13G.

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CUSIP No.       456664309              Page      3     of         5    Pages
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Item 1
         (a)  Name of Issuer:

              InfoNow Corporation

         (b)  Address of Issuer's Principal Executive Offices:

              1875 Lawrence Street, Suite 1100
              Denver, Colorado 80202

Item 2
         (a)  Name of Person Filing.

              This statement is filed by Harry R. Herbst.

         (b)  Address of Principal Business Office, or, if none, Residence.

              The address of the Principal Business Office for Harry R. Herbst is:

              1875 Lawrence Street, Suite 1100
              Denver, Colorado 80202

         (c)  Citizenship.

              Harry R. Herbst is a citizen of the United States of America.

         (d)  Title and Class of Securities.

              Common stock of InfoNow Corporation, par value $0.001 per share (the "Common Stock").

         (e)  CUSIP Number.

              456664309

Item 3.

Check appropriate box if this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

(a)    |_| Broker or dealer registered under section 15 of the Act
           (15 U.S.C. 78o);

(b)    |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)    |_| Insurance company as defined in section 3(a)(19) of the Act
           (15 U.S.C. 78c);

(d)    |_| Investment company registered under section 8 of the Investment
           Company Act of 1940 (15 U.S.C. 80a-8);

(e)    |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

(f)    |_| An employee benefit plan or endowment fund in accordance with
           ss. 240.13d-1(b)(1)(ii)(F);

(g)    |_| A parent holding company or control person in accordance with
           ss. 240.13d-1(b)(1)(ii)(G);

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CUSIP No.       456664309              Page      4     of         5    Pages
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(h)    |_| A savings associations as defined in Section 3(b) of the Federal
           Deposit Insurance Act (12 U.S.C. 1813);

(i)    |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J)

Item 4.        Ownership.

               (a) Amount beneficially owned: As of December 31, 2005, Harry R. Herbst beneficially owned 560,968 shares of Common Stock, 544,896 shares of which are issuable upon the exercise of outstanding options.

               (b)  Percent of class: 5.3%

               (c)  Number of shares as to which such person has:

                    (i)  Sole power to vote or direct the vote: 560,968 shares

                    (ii) Shared power to vote or to direct the vote: 0 shares

                    (iii) Sole power to dispose or to direct the disposition of:
                         560,968 shares

                    (iv) Shared power to dispose or to direct the disposition
                         of: 0 shares

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8            Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable.

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CUSIP No.       456664309              Page      5     of         5    Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2006
                                             /s/  Harry R. Herbst
                                             -----------------------------------
                                             Name:    Harry R. Herbst